EXHIBIT 99.1

For Immediate Release	Date: May 10, 2017
17-24-TR

Teck Media and Investor Webcast Advisory

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) President and Chief Executive Officer, Don Lindsay will be presenting at the Bank of America Merrill Lynch Global Metals, Mining & Steel conference on Tuesday, May 16, 2017 at 5:45 a.m. Eastern/2:45 a.m. Pacific time. The investor presentation will include information on company strategy, financial performance, and outlook for the company’s business units.

The presentation will be webcast through the following link at: http://edge.media-server.com/m/p/j579qxe8.

Alternatively, the webcast with supporting slides will be available on Teck’s website at: www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com